787 Seventh Avenue

New York, NY 10019-6099

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February 27, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Judiciary Plaza

Washington, D.C.  20549

Attn:	Division of Corporation Finance,
Office of Emerging Growth Companies

Re:	Oracle Healthcare Acquisition Corp.
(File No. 333-128748)

Dear Ladies and Gentlemen:

At the request of Oracle Healthcare Acquisition Corp. (the “Company”), we are responding to the comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated February 24, 2006 from John Reynolds of the Commission to Joel D. Liffmann, President and Chief Operating Officer of the Company, relating to Amendment No. 5 and Amendment No. 6 to the registration statement on Form S-1 of the Company initially filed with the Commission on September 30, 2005 (the “Registration Statement”).  We have filed simultaneously Amendment No. 7 to the Registration Statement and have attached a marked copy of such Amendment No. 7 indicating the changes that the Company has made to the Registration Statement.

The numbered paragraph below corresponds to the paragraph in which the comment was made.  For your convenience, we have included above our response a copy of the comment to which we are responding.

General

1.               Comment:  Please provide a currently dated consent, referring to the appropriate audit report date.

                                                Response:  Complied with.

2.               Comment:  Your founding directors, Larry Feinberg and Joel Liffman, have indicated

that each of them intend to purchase 416,667 warrants on the closing date of the offering.  While disclosure indicates that these “founding director warrants” will be purchased separately and not in combination with your common stock in the form of units, disclosure also indicates that “the founding director warrants are being registered on this registration statement” Refer to disclosure on page 4.  In this regard, your correspondence dated February 17, 2006 indicates that you have revised “the terms of the Company’s initial public to include the sale of .. . 833,334 warrants to be sold to two of the Company’s founding directors, their affiliates, and/or their designees ... and all shares of Common Stock issuable upon exercise of the Founding Director Warrants.” If you are registering the offer and sale of these warrants on this registration statement, it appears as though you may have in place a directed offering.  If you do not so believe, please advise us supplementally.  Otherwise, describe to us the mechanics of how and when these shares were ‘or will be offered and sold to investors in the directed share program for this offering.  For example, tell us how the offering price of $1.20 per warrant to the founding directors was determined, how the prospective recipient and number of reserved securities is determined, and how the prospective recipients of the reserved securities will indicate ‘their interest in purchasing the securities.  Further tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used.  Will any electronic communications or procedures be used by the underwriter or the company, such as e-mail? Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you.  How do the procedures for the directed share program differ from the procedures for the general offering to the public? When do the purchasers become committed to purchase their shares? Provide us with copies of all written communications with prospective purchasers about the directed offering.

Response:  As discussed today with Jay Ingram of the Commission, the offer and sale of the Company’s Founding Director Warrants are no longer being registered on the Registration Statement; the Founding Director Warrants will be offered and sold in a concurrent private placement solely to Messrs. Feinberg and Liffmann pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”).  We have made the appropriate changes to the Registration Statement to reflect this.

3.               Comment:  We note your reference to “Founding director and/or designees warrant purchases” on page 4 and your reference to “833,334 warrants to be sold to two of the Company’s founding directors, their affiliates, and/or their designees” in your letter of correspondence dated February 17, 2006.  The Founding Director Warrant Purchase Agreement, filed as Exhibit 10.7, neither identifies “affiliates” or “designees” of Messrs. Liffman and Feinberg as purchasers of the warrants nor does it appear to contemplate sale of the warrants to these persons and/or entities.  Please clarify your references to “affiliates” and/or or “designees” as being recipients of these warrants.

Response:  In light of the Company’s decision discussed above to sell the Founding Director Warrants to Messrs. Feinberg and Liffmann in a concurrent private placement pursuant to Section 4(2) of the Securities Act, the Founding Director Warrant Purchase Agreement, filed as Exhibit 10.7 to the Registration Statement, adequately reflects the contemplated transaction between the Company and Messrs. Feinberg and Liffmann.  In this regard, the Founding Director Warrants will be sold directly to Messrs. Feinberg and Liffmann, not their affiliates and/or designees.

4.               Comment: We note your disclosure on pages 6 and 7 indicating that “[n)either we nor our board of directors will take any actions to waive or amend any of the procedures governing the approval of our initial business combination.” Revise to include the disclosure contained in the risk factor on page 12, specifically, that the company views the business combination provisions contained in its Articles “as obligations to our stockholders, and neither we, nor our board of directors will propose, or seek shareholder approval of, any amendment of these provisions.”

Response:  Complied with.

************

On behalf of the Company, we have arranged for delivery to the attention of each of Jay Ingram, Blaise Rhodes, Mike Karney and John Reynolds of the Commission via Federal Express for overnight delivery four copies of this letter together with marked copies of Amendment No. 7.

Given that the Company intends to request that the effective date of the Registration Statement be accelerated so that the Registration Statement becomes effective by 2 P.M.on Thursday, March 2, 2006 pursuant to Rule 461 of the Securities Act of 1933, as amended, the Company would appreciate the Commission’s prompt attention with respect to this matter.

Should members of the Commission Staff have any questions or comments, or require any additional information, please contact the undersigned at (212) 728-8718 or William H. Gump at (212) 728-8285.

Very truly yours,

/s/ Jonathan H. Gatsik

Jonathan H. Gatsik

cc:	Jay Ingram
Joel D. Liffmann
William H. Gump, Esq.
Floyd I. Wittlin, Esq.